UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. __)


                                 GHS, INC.
---------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.01 per share
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 379333107
                            --------------------
                               (CUSIP Number)

                                David J. Roy
                              330 South Street
                               P.O. Box 1975
                     Morristown, New Jersey 07962-1975
                               (973) 290-2330

---------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                                May 27, 1999
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 379333107                                      Page 2 of 12 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    CYL Development Holdings, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New Jersey

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       7,677,099 Shares

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                    7,677,099 Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,677,099 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.15%

14  TYPE OF REPORTING PERSON*

    OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No. 379333107                                      Page 3 of 12 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Kurt T. Borowsky

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       7,677,099 Shares

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                    7,677,099 Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,677,099 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.15%

14  TYPE OF REPORTING PERSON*

    IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No. 379333107                                      Page 4 of 12 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    David J. Roy

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       7,677,099 Shares

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                    7,677,099 Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,677,099 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.15%

14  TYPE OF REPORTING PERSON*

    IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                         PAGE 5 OF 12 PAGES

ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, par value $.01 per share ("Common Stock") of GHS, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 704 Broadway, 2nd Floor, New York, New York 10003.

The shares of Common Stock that are subject to this statement (the "Shares") are issuable upon conversion of the shares of the Company's Series A Preferred Stock (the "Series A Preferred Stock"), initially at a conversion rate of 310 shares of Common Stock for each share of Series A Preferred Stock, subject to adjustment in certain circumstances.

ITEM 2. IDENTITY AND BACKGROUND

This statement is filed jointly by CYL Development Holdings, LLC ("CDH"), a New Jersey limited liability company, Kurt T. Borowsky, and David J. Roy (the "Reporting Persons"). Messrs. Borowsky and Roy are the managers of CDH. Under the Operating Agreement, dated May 6, 1999, of CDH (the "Operating Agreement") (an excerpt of which is filed as Exhibit 4 hereto) the sole power to vote and dispose of the Shares is irrevocably vested in Messrs. Borowsky and Roy acting jointly. The business address for the Reporting Persons is 330 South Street, P.O. Box 1975, Morristown, New Jersey 07962-1975. During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Persons indirectly owning pecuniary interests in the Shares include Raymond
G. Chambers and members of his family, whose address is 330 South Street, P.O. Box 1975, Morristown, NJ 07962-1975. Mr. Chambers and members of his family, by reason of such indirect pecuniary interests which are through trusts and other entities, may be deemed to have an indirect pecuniary interest in more than 5% of the shares of Common Stock of the Company but they disclaim beneficial ownership of such shares for purposes of Rule 13d-3.

                                                         PAGE 6 OF 12 PAGES

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired the shares of the Series A Preferred Stock on May 27, 1999 pursuant to the Contribution and Exchange Agreement dated as of May 20, 1999 (the "Contribution and Exchange Agreement"), among the Company, the Reporting Persons, Change YourLife.Com, LLC ("CYL"), Robbins Research International, Inc. and Anthony J. Robbins, filed as Exhibit 1 hereto. The shares of Series A Preferred Stock are convertible at any time into shares of Common Stock initially at a conversion rate of 310 shares of Common Stock for each share of Series A Preferred Stock.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of the Shares was to acquire an investment position in the Company. Other than the proposed change in the Board of Directors of the Company described in Item 6 and the proposed changes in the Company's business and in its charter and Bylaws described in the Contribution and Exchange Agreement, the Reporting Persons have no plans of the type required to be described under Item 4 of Schedule 13D. The proposed change in the Company's business involves the spin-off of the Company's existing business and the retention and development of the business of CYL, consisting of an Internet initiative for an on-line network to focus on personal and professional development. The proposed changes to the charter and Bylaws of the Company include an increase in the number of authorized shares of Common Stock and arrangements concerning the nomination of individuals to serve as directors of the Company and the election of directors as described in Item 6.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Each of the Reporting Persons is the beneficial owner of 7,677,099 shares of Common Stock, representing 19.15% of the issued and outstanding shares of Common Stock of the Company, consisting of shares of Common Stock issuable upon conversion of Series A Preferred Stock owned by CDH. In their capacity as managers of CDH, Messrs. Borowsky and Roy together irrevocably possess the sole power to vote and dispose of the Common Stock owned by CDH, and may be deemed to be the beneficial owner of such securities.

     The percentage of outstanding shares of Common Stock of the Company set forth in the preceding paragraph is computed based on a total of 40,099,536 shares

                                                         PAGE 7 OF 12 PAGES

of Common Stock outstanding as of May 27, 1999, which figures include 30,708,395 shares of Common Stock issuable upon conversion of the Company's Series A Preferred Stock and 1,785,820 shares issuable upon conversion of the Company's Series B Preferred Stock. Holders of the Series A Preferred Stock and Series B Preferred Stock vote together with holders of Common Stock on the basis of one vote for each share of Common Stock into which the Series A Preferred Stock and Series B Preferred Stock is convertible.

(b) Number of shares as to which CDH and Messrs. Borowsky and Roy have

     (i)   sole power to vote or direct the vote:

           None.

     (ii)  shared power to vote or direct the vote:

           7,677,099. See Item 2.

     (iii) sole power to dispose or to direct the disposition of:

           None.

     (iv)  shared power to dispose of or direct the disposition of:

           7,677,099. See Item 2.

(c) Inapplicable.

(d) Inapplicable.

(e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Under the terms of a Stockholders Agreement dated as of May 27, 1999 (filed as Exhibit 3) among the Reporting Persons, the Company, Robbins Research International, Inc. and Anthony J. Robbins, and the Company's Bylaws (filed as Exhibit 2), the Board of Directors is to consist of eight members with the initial

                                                         PAGE 8 OF 12 PAGES

members to be elected within 45 days from May 27, 1999 and which are designated on Exhibit A to the Bylaws. At each subsequent election and for so long as Mr. Robbins or any of his affiliates holds in the aggregate at least 10% of the outstanding shares of Common Stock or Common Stock equivalents, (i) Mr. Robbins or such Affiliates has the right to nominate three persons as Directors of the Company (the "Robbins Directors"), and
(ii) a Nominating Committee consisting of the directors (other than the Robbins Directors and the Company's Chief Executive Officer) and their respective successors will have the right to nominate four persons as Directors of the Company and (iii) the eighth Director will be the Company's Chief Executive Officer. If any Director is unable to serve or, once having commenced to serve, is removed or withdraws from the Board of Directors of the Company, the replacement of such Director on the Board of Directors of the Company will be nominated in accordance with the procedures described in the Bylaws.

In addition to the indirect pecuniary interests held by Mr. Chambers and members of his family as noted in Item 2 above, seven other individuals, including Messrs. Borowsky and Roy, have an indirect pecuniary interest in the Shares. The indirect pecuniary interest of each of these seven other individuals in the shares of Common Stock of the Company amounts, in each case, to less than 5% of the shares of Common Stock of the Company.

See Item 2 for information as to the power to vote and dispose of the Shares.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

1. Contribution and Exchange Agreement dated as of May 20, 1999 between the Company, the Reporting Persons, Robbins Research International, Inc. and Anthony J. Robbins.*

2.   Bylaws of the Company.*

3. Stockholders Agreement dated as of May 27, 1999 between the Reporting Persons, the Company, Robbins Research International, Inc. and Anthony
     J. Robbins.*

-------------
* Incorporated by reference to a Schedule 13D relating to the Company filed by Robbins Research International, Inc. and Anthony J. Robbins on June 7, 1999.

                                                         PAGE 9 OF 12 PAGES

4.   Exhibit C to the Operating Agreement of CDH.

5.   Joint Filing Statement on Schedule 13D, as required by Rule
     13d-1(f)(1) under the Exchange Act.

                                                        PAGE 10 OF 12 PAGES

                                 SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                     CYL Development Holdings, LLC,
                                     a New Jersey limited liability company


Dated: June 7, 1999                  By: /s/ David J. Roy
                                         ----------------------------------
                                         David J. Roy, Manager



Dated: June 7, 1999                      /s/ Kurt T. Borowsky
                                         ----------------------------------
                                         Kurt T. Borowsky



Dated: June 7, 1999                      /s/ David J. Roy
                                         ----------------------------------
                                         David J. Roy

                                                        PAGE 11 OF 12 PAGES

                                                                  EXHIBIT 4
                                                                  ---------

                                 EXHIBIT C

                                INVESTMENTS


With respect to the GHS Shares and the GHS Options (the "Investments"), the following provisions shall apply:

1. The Members hereby irrevocably delegate full and complete authority with regard to all matters respecting the Investments to Kurt T. Borowsky and David J. Roy (collectively, the "GHS Managers"), including, but not limited to, all decisions with regard to voting, holding and disposition of the GHS Shares and the granting of GHS Options.

2. The GHS Managers are hereby directed not to take instructions from any of the Members with regard to the Investments, it being the agreement of the Members that the GHS Managers shall have complete and unencumbered discretion with respect to the Investments.

3. All matters respecting the Investments shall be determined by the GHS Managers acting unanimously.

4. In the event that any GHS Manager (the "Outgoing Manager") shall resign his authority, be convicted of a felony, die, become incapacitated, be declared incompetent by a court of competent jurisdiction or be determined in good faith by the other GHS Manager (the "Remaining Manager") to be incapable of exercising his authority hereunder, this determination to be conclusive for the purposes of this Agreement, the Remaining Manager shall appoint as soon as practicable a replacement for the Outgoing Manager, which replacement shall be selected by the Remaining Manager in his sole and absolute discretion. This provision shall be applied successively so that decision-making with regard to the Investments shall remain with the GHS Managers and their duly appointed successors.

5.   The provisions of this exhibit shall not be amended.

                                                        PAGE 12 OF 12 PAGES

                                                                  EXHIBIT 5
                                                                  ---------

                           JOINT FILING STATEMENT

     In accordance with Rule 13d-1(f) of Regulation 13D-G of the Securities Exchange Act of 1934, as amended, the persons and entity below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of GHS, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 7th day of June, 1999.

                              CYL DEVELOPMENT HOLDINGS, LLC


                              By:   /s/ David J. Roy
                                    ---------------------------------------
                                    Name:  David J. Roy
                                    Title:    Manager


                                    /s/ Kurt T. Borowsky
                                    ---------------------------------------
                                                Kurt T. Borowsky


                                    /s/David J. Roy
                                    ---------------------------------------
                                                 David J. Roy